ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE OPERATING MEMBERS
June 28, 2016

VG SMARTGLASS LLC

Pursuant to the Amended Operating Agreement of VG Smartglass LLC (the "Company"), the undersigned, constituting all of the operating members of the Company, hereby adopt the following resolutions by unanimous written consent in lieu of a meeting:

- **Capital Contributions by existing members in exchange for an increase in membership units and percentage interest**

    WHEREAS, as of the July 30, 2015, the membership units and percentage of interest are as follows:

Member	Units	Percentage Interest
VG Glass Holdings	190	19%
Victoria Trainor	190	19%
Kristine Kozul	190	19%
TCR Ventures LLC	100	10%
ST Labs Inc. (SmarterShade)	250	25%
Unallocated	80	8%
TOTAL	**1000**	**100%**

    RESOLVED:
    Per agreement on March 3, 2016, VG Glass Holdings and Victoria Trainor have each committed $50,000 or an aggregate of $100,000 in exchange for 20 additional membership units (10 for each of the two members). The resulting membership units and percentage of interest are as follows:

Member	Units	Percentage Interest
VG Glass Holdings	200	20%
Victoria Trainor	200	20%
Kristine Kozul	190	19%
TCR Ventures LLC	100	10%
ST Labs Inc. (SmarterShade)	250	25%
Unallocated	60	6%
TOTAL	**1000**	**100%**

- **Authorization for crowdfunding as a source of invested capital.**

    RESOLVED: The members agree to utilize crowdfunding as a source of raising investment capital.

- **Intent to authorize additional shares beyond the 60 shares that are currently unallocated.**

> **RESOLVED:** The current open fundraise is offering 72 units. Current authorized and unallocated shares are 60. The remaining 12 units (in whole or in part) have been pledged for allocation from the five (5) current members once investment exceeds the 60 unit threshold.

- **Non-Dilution of new investors due to member restructuring/ adjustments to current members' units.**

> **RESOLVED:** The members agree that new investors in the current fundraising effort will not be diluted by any member restructuring or unit reallocation among existing members.

[Signature Page Follows]

This Action by Unanimous Written Consent of the Operating Members shall be filed in the Minute Book of the Company and shall be effective as of the date of execution set forth below.

In accordance with the Company's Bylaws, this action may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same action.

MEMBER

VG Glass Holdings, LLC

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____   28 JUNE 2016
Jerry Hogan, its Managing Member

ST Labs, Inc.

By:_____
Michael Stacey, its President

_____
Kristine Kozul

_____
Victoria Trainor

This Action by Unanimous Written Consent of the Operating Members shall be filed in the Minute Book of the Company and shall be effective as of the date of execution set forth below.

In accordance with the Company's Bylaws, this action may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same action.

MEMBER

VG Glass Holdings, LLC

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____
Jerry Hogan, its Managing Member

ST Labs, Inc.

By:_____
Michael Stacey, its President


Kristine Kozul

_____
Victoria Trainor

This Action by Unanimous Written Consent of the Operating Members shall be filed in the Minute Book of the Company and shall be effective as of the date of execution set forth below.

In accordance with the Company's Bylaws, this action may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same action.

MEMBER

VG Glass Holdings, LLC

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____
Jerry Hogan, its Managing Member

ST Labs, Inc.

By:_____
Michael Stacey, its President

_____
Kristine Kozul

_____
Victoria Trainor